Appendix B - Exhibit 22

List of Guarantors and Subsidiary Issuers of Guaranteed Securities
Leidos Holdings, Inc. (“Guarantor”) has fully and unconditionally guaranteed the debt securities of its subsidiary, Leidos, Inc. (“Issuer”), that were issued pursuant to transactions that were registered under the Securities Act of 1933, as amended (collectively, the “Registered Notes”). The following is a list of the Registered Notes guaranteed by Leidos Holdings, Inc.

Senior unsecured Registered Notes: TBD
Leidos Holdings, Inc. has also fully and unconditionally guaranteed debt securities of Leidos, Inc. that were issued pursuant to transactions that were not registered under the Securities Act of 1933, as amended. The following is a list of unregistered debt securities guaranteed by Leidos Holdings, Inc.
Senior unsecured unregistered debt securities issued by Leidos, Inc.:
TBD
Additionally, Leidos, Inc. has fully and unconditionally guaranteed debt securities of Leidos Holding, Inc. that were issued pursuant to transactions that were not registered under the Securities Act of 1933, as amended. The following is a list of unregistered debt securities guaranteed by Leidos, Inc.
Senior unsecured unregistered debt securities issued by Leidos Holdings, Inc.:
TBD